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Exhibit 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)
(Unaudited)

(a)
Historical

	Six Months Ended June 30,		Twelve Months Ended December 31,
	2007(1)	2006(1)	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Earnings from operations	$69,173	$77,214	$171,502	$107,300	$84,273	$71,183	$78,634
Add:
Interest expense	138,135	90,930	216,673	125,013	100,018	92,211	95,053

Earnings as adjusted	$207,308	$168,144	$388,175	$232,313	$184,291	$163,394	$173,687

Combined fixed charges and Preferred Unit distributions:
Interest expense	$138,135	$90,930	$216,673	$125,013	$100,018	$92,211	$95,053
Capitalized interest	25,372	26,308	51,808	39,111	23,572	26,854	32,377

Total fixed charges	$163,507	$117,238	$268,481	$164,124	$123,590	$119,065	$127,430

Preferred Unit distributions	1,916	1,915	3,829	4,572	16,254	26,153	34,309

Combined fixed charges and Preferred Unit distributions	$165,423	$119,153	$272,310	$168,696	$139,844	$145,218	$161,739

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.3	1.4	1.4	1.4	1.3	1.1	1.1

(1)
Net earnings from discontinued operations have been reclassified for all periods presented.

(b)
Pro Forma

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
	Pro Forma	Pro Forma
Earnings (loss) from operations	$(356,050)	$(734,906)
Add: Interest expense	439,334	869,794

Earnings as adjusted	$83,284	$134,888
Combined fixed charges and Preferred Unit distributions:
Interest expense	$439,334	$869,794
Capitalized interest	0	0

Total fixed charges	439,334	869,794
Preferred Unit distributions	36,044	72,084

Combined fixed charges and Preferred Unit distributions	$475,378	$941,878
Ratio of earnings to combined fixed charges and preferred distributions	0.2	0.1

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  Exhibit 12.1